UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G*

                   Under the Securities Exchange Act of 1934


                               (Amendment No. __)


                       Timberline Resources Corporation
                                (Name of Issuer)

                         Common stock, $0.001 par value
                         (Title of Class of Securities)

                                   887133106
                                 (CUSIP Number)
                               November 1, 2010
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)






                               (Page 1 of 8 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (12-02)


CUSIP No. 887133106                13G                    Page 2 of 8 Pages

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(1)	NAMES OF REPORTING PERSONS

		Praetorian Capital Management LLC (See Item 2(A))

            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
		13-4223355


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     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
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NUMBER OF      (5)  SOLE VOTING POWER

SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                     2,324,136
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER

REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                     2,324,136
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                     2,324,136
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                     4.2%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                     IA
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CUSIP No. 887133106                13G                    Page 3 of 8 Pages

----------------------------------------------------------------------------
(2)	NAMES OF REPORTING PERSONS

		Praetorian Offshore Ltd. (See Item 2(A))

            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
		98-0465606


-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
               Cayman Islands
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER

SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                     2,324,136
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER

REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                     2,324,136
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                     2,324,136
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                     4.2%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                     OO
-----------------------------------------------------------------------------



CUSIP No. 887133106                 13G                    Page 4 of 8 Pages

Item 1(a).     Name of Issuer:

The name of the issuer is Timberline Resources Corporation (the "Issuer").

Item 1(b).     Address of Issuer's Principal Executive Offices:

The Issuer's principal executive offices are located at: 101 East Lakeside Avenue, Coeur d'Alene, ID 83814.

Item 2(a).     Name of Person Filing:

This statement is filed on behalf of Praetorian Capital Management LLC (the "Management Company") a Delaware limited liability company, and Praetorian Offshore Ltd. ("PO Ltd."), a Cayman Islands exempted company (the "Fund") (collectively, the Management Company and the Fund are the "Reporting Person"). The Management Company serves as investment manager or advisor to the Fund with respect to the shares of Common Stock directly owned by the Fund. The Management Company makes the investment and voting decisions on behalf of the Fund but owns no direct investments in the securities of the Issuer. The Fund directly owns the shares of the Common Stock of the Issuer but does not make any decisions as to voting or buying or selling shares of the Issuer.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Management Company is:
1000 South Pointe Drive, Suite 1508, Miami Beach, FL  33139

Item 2(c).     Citizenship:

Management Company:  Delaware
Praetorian Offshore Ltd.:  Cayman Islands

Item 2(d).     Title of Class of Securities:
Common Stock, $0.001 par value (the "Common Stock")

Item 2(e).  CUSIP Number:  887133106

Item 3. If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a) [ ]  Broker or dealer registered under Section 15 of the Act,
     (b) [ ]  Bank as defined in Section 3(a)(6) of the Act,
     (c) [ ]  Insurance Company as defined in Section 3(a)(19) of the Act,
     (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,
     (e) [ ]  Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),
     (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1 (b)(1)(ii)(F),
     (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),
     (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
     (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment
Company Act of 1940,
     (j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable.


CUSIP No. 887133106                 13G                    Page 5 of 8 Pages

Item 4.   Ownership.

       (a)	Amount beneficially owned:
As of November 1, 2010, the Reporting Person is the beneficial owner of 2,324,136 shares of Common Stock. Praetorian Capital Management LLC acts as the management company to Praetorian Offshore Ltd., which beneficially owns 2,324,136 shares of Common Stock. As such, Praetorian Capital Management LLC is deemed to beneficially own 2,324,136 shares of Common Stock. The percentages set forth in this Schedule 13G are calculated based on the 55,645,778 shares of Common Stock outstanding as of August 10, 2010, as set forth in the Company's Form 10-Q for the quarter ended June 30, 2010.

Our last 13G filing was dated October 13, 2009 and indicated ownership of 11.2% of the issuer. Between October 13, 2009 and December 31, 2009, we had no transactions in the shares of the issuer. Since there was no change in our ownership of the issuer as of December 31, 2009, we were not required to file an updated 13G filing as of that date. If we had made such a filing, our ownership percentage as of December 31, 2009, would have been 9.998%, based on an e-mail from the issuer indicating that the number of shares outstanding as of December 11, 2009 was 40,363,181. Since our ownership was less than 10% as of December 31, 2009, we were not required to make a subsequent 13G filing until our ownership changed by 5% or more. Since our transactions subsequent to December 31, 2009 have now resulted in a decrease in our holdings of the issuer to below 5%, this 13G filing is required and will be our last 13G filing related to the issuer unless we are once again required to make additional filings.

Since our last Form 13G filing dated October 13, 2009, through November 1, 2010, we made the following transactions. With the exception of the June 2, 2010 transactions (see asterisk footnote on next page for additional information), all transactions were made on the open market.

PO Ltd.   March 30, 2010       sold 13,500 shares
PO Ltd.   March 31, 2010       sold 12,500 shares
PO Ltd.   April 1, 2010        sold 12,900 shares
PO Ltd.   April 5, 2010        sold 45,900 shares
PO Ltd.   April 6, 2010        sold 45,832 shares
PO Ltd.   April 7, 2010        sold 52,755 shares
PO Ltd.   April 8, 2010        sold 2,300 shares
PO Ltd.   April 9, 2010        sold 34,813 shares
PO Ltd.   April 12, 2010       sold 10,800 shares
PO Ltd.   April 13, 2010       sold 8,700 shares
PO Ltd.   April 14, 2010       sold 2,000 shares
PO Ltd.   April 15, 2010       sold 100 shares
PO Ltd.   April 16, 2010       sold 45,000 shares
PO Ltd.   April 19, 2010       sold 44,100 shares
PO Ltd.   April 20, 2010       sold 100 shares
PO Ltd.   April 22, 2010       sold 3,000 shares
PO Ltd.   April 23, 2010       sold 18,700 shares
PO Ltd.   April 26, 2010       sold 67,000 shares
PO Ltd.   April 27, 2010       sold 33,600 shares
PO Ltd.   April 28, 2010       sold 129,500 shares
PO Ltd.   April 29, 2010       sold 219,100 shares
PO Ltd.   April 30, 2010       sold 59,400 shares


CUSIP No. 887133106		13G                    Page 6 of 8 Pages


Item 4.   Ownership. (Continued)

       (a)	Amount beneficially owned: (Continued)
PO Ltd.   May 3, 2010          sold 10,100 shares
PO Ltd.   May 4, 2010          sold 13,800 shares
PO Ltd.   May 5, 2010          sold 39,100 shares
            PO Ltd.   May 6, 2010          sold 21,600 shares
PO Ltd.   May 11, 2010         sold 3,800 shares
PO Ltd.   May 13, 2010         sold 200 shares
PO Ltd.   May 14, 2010         sold 4,800 shares
PO Ltd.   May 20, 2010         purchased 10,000 shares
PO Ltd.   May 20, 2010         sold 1,000 shares
PO Ltd.   May 21, 2010         sold 11,800 shares
PO Ltd.   June 2, 2010         received 165,642.6915 shares*
PO Ltd.   June 2, 2010         sold 0.6915 shares*
PO Ltd.   June 8, 2010         purchased 1,158 shares
PO Ltd.   June 10, 2010        purchased 1,000 shares
PO Ltd.   June 17, 2010        purchased 1,000 shares
PO Ltd.   June 18, 2010        purchased 4,000 shares
PO Ltd.   June 24, 2010        purchased 10,000 shares
PO Ltd.   July 6, 2010         purchased 5,000 shares
PO Ltd.   July 7, 2010         purchased 5,100 shares
PO Ltd.   July 8, 2010         purchased 4,900 shares
PO Ltd.   July 26, 2010        purchased 5,000 shares
PO Ltd.   August 19, 2010      sold 500 shares
PO Ltd.   August 20, 2010      sold 13,100 shares
PO Ltd.   August 23, 2010      sold 17,300 shares
PO Ltd.   August 24, 2010      sold 1,602 shares
PO Ltd.   August 25, 2010      sold 31,495 shares
PO Ltd.   August 26, 2010      sold 27,503 shares
PO Ltd.   August 27, 2010      sold 8,500 shares
PO Ltd.   August 30, 2010      sold 51,065 shares
PO Ltd.   August 31, 2010      sold 12,880 shares
PO Ltd.   September 3, 2010    sold 2,000 shares
PO Ltd.   September 7, 2010    sold 4,055 shares
PO Ltd.   September 9, 2010    sold 30,000 shares
PO Ltd.   September 14, 2010   sold 10,000 shares
PO Ltd.   September 16, 2010   sold 15,000 shares
PO Ltd.   September 17, 2010   sold 1,000 shares
PO Ltd.   September 20, 2010   sold 6,300 shares
PO Ltd.   September 21, 2010   sold 5,000 shares
PO Ltd.   September 22, 2010   sold 23,000 shares
PO Ltd.   September 23, 2010   sold 19,700 shares
PO Ltd.   September 24, 2010   sold 59,600 shares
PO Ltd.   September 27, 2010   sold 20,400 shares
PO Ltd.   September 28, 2010   sold 55,600 shares
PO Ltd.   September 28, 2010   sold 75,000 shares
PO Ltd.   October 1, 2010      sold 4,400 shares
PO Ltd.   November 1, 2010     sold 461,700 shares


* The shares received on June 2, 2010 were a result of a conversion of 1,159,500 shares held in Staccato Gold Resources Ltd. Timberline Resources Corporation acquired Staccato Gold Resources Ltd. in a stock-for-stock transaction where each share of Staccato Gold Resources Ltd. was exchanged for 0.142857 shares of Timberline Resources Corporation.




CUSIP No. 887133106		13G                    Page 7 of 8 Pages

Item 4.   Ownership. (Continued)

       (b)	Number of shares as to which the person has:.
         (i)   Sole power to vote or direct the vote: -0-
	(ii)  Shared power to vote or direct the vote:  2,324,136
	(iii) Sole power to dispose or direct the disposition: -0-
	(iv)	 Shared power to dispose or direct the disposition:  2,324,136


Item 5-9
Not applicable.

Filing of this statement by the Reporting Persons shall not be deemed an admission that they beneficially own the securities reported herein as held in customer accounts. The Reporting Persons expressly disclaim beneficial ownership of all securities held in such customer accounts. Praetorian Offshore Ltd.'s ownership on behalf of its investors is now less than 5% of the outstanding Common Stock of the Issuer.

Item 10.  Certification.

       The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. [X]


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  November 10, 2010



/s/ Wesley N. Cooper

Praetorian Offshore Ltd.
By:  Praetorian Capital Management LLC
Its: Investment Manager
By: Wesley N. Cooper
Its: Chief Financial Officer











CUSIP No. 887133106		13G                    Page 8 of 8 Pages


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)